Mail Stop 4561

October 3, 2008

VIA USMAIL and FAX (240) 497-7310

Mr. Stephen R. Halpin, Jr.
Director, Executive Vice President and Chief Financial Officer
Chevy Chase Preferred Capital Corporation
7501 Wisconsin Avenue
Bethesda, Maryland 20814

> **Re: Chevy Chase Preferred Capital Corporation**
> **Form 10-K as of December 31, 2007**
> **Filed on March 24, 2008**
> **File No. 001-12477**

Dear Mr. Stephen Halpin, Jr.:

We have reviewed your response letter filed September 8, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Risk, page 21

1.   We note your response to comment 3 of our letter. Please confirm that you will include disclosure in future filings to explain why the table assumes no defaults on your existing loans. In this explanation, please address the risk of default associated with short-term adjustable rate mortgages. Further, please confirm that you will include disclosure to explain that the anticipated annual interest income does not include an assumed rate of default. In your response, please provide us with your proposed disclosure.

Financial Statements and Notes

Stephen Halpin, Jr.
Chevy Chase Preferred Capital Corporation
October 3, 2008
Page 2

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Real Estate Acquired in Settlement of Loans, page F-7</u>

2.   We note your response to comment 4. Please confirm that in future filings you will
        expand your footnote disclosure to clarify that REO is held for sale and how you intend
        to record the gain / loss from the sale of these assets in your statement of operations.

<u>Schedule IV</u>

3.   We read your response to comment six. While we understand that certain disclosures
        have been provided elsewhere throughout your document, in the interest of clarity, please
        confirm that you will include Schedule IV in your future filings.

                                        * * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have
questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief